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February 4, 2008

Securities and Exchange Commission,
Mail Stop 6010
100 F Street N.E.
Washington, DC 20549

Attn: David Burton

         In re:     Revolutions Medical Corporation
                    Commission File # 000-28629

Gentlemen:

This letter is in response to Item #1 in your further comment letter of January 29, 2008.

Notwithstanding the existence of the significant deficiencies in our internal control over financial reporting disclosed in the recent correspondence, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the error recognized by the amended financial statements does not affect the effectiveness of the Company's controls and procedures for the fiscal year ended December 31, 2007.

In connection with the foregoing response to your comment, the Company acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
REVOLUTIONS MEDICAL CORPORATION


By: Rondald Wheet, Pres/CEO